FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-11080

THE ICA CORPORATION

(Translation of registrant’s name into English)

Blvd. Manuel Avila Camacho 36

Col. Lomas de Chapultepec

Del. Miguel Hidalgo

11000 Mexico City

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Metro Line 12 Consortium makes statement

Mexico City, March 19, 2014—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, informed today that the consortium of which it is part for the construction of the Metro Line 12 in Mexico City published a statement in several Mexican newspapers today. A translation reads:

ICA                         Carso                    Alstom

To public opinion:

The Metro Line 12 has carried more than 180 million passengers since starting operations in October 2012. It is a public work that is both necessary and visionary, and benefits 400,000 persons daily. The project uses a high level of technology and its cost per kilometer was significantly below that of the 18 similar projects built worldwide in the last decade.

This great achievement for Mexico City was possible thanks to the Mass Transit System (STC), the Metro Project of the Federal District (PMDF), and the ample and proven experience of the ICA-Carso-Alstom Consortium, whose members have built more than 229 km of Metro lines for Mexico City and supplied 67% of the trains currently in service.

We reiterate that the quality of the work was duly certified by the Certifying Consortium made up by ILF Beratende Ingenieure (ILF); TüV SüD Rail (TUV); Deutsche Bahn International (DBI) and Hamburg Consult (HC), and was supervised by Integración de Procesos de Ingeniería, Lumbreras y Túneles, Consultoría Integral en Ingeniería, and Ingeniería, Asesoría y Consultoría, with the participation of the Instituto Politécnico Nacional and the Instituto de Ingenieria de la Universidad Nacional Autónoma de México.

On July 8, 2013, Joel Ortega Cuevas and Enrique Horcasitas Manjarrez and their work teams, representing the STC and PMDF, signed the Definitive Acceptance Act for the project, including the civil, rail, and electromechanical works. This Act stated that the STC has been responsible for the operation of Line 12 since October 30, 2012.

On March 13, 2014, the STC communicated its decision to partially suspend operations of Line 12.

The Consortium affirms, in this regard:

A. Having fully complied with the terms of the contract, the Consortium is prepared to collaborate, under a different contractual framework, with the rapid reactivation of service, which is fundamental for the more than 400,000 passengers using Line 12 every day.

B. The solicitation of bids published by the Government of the Federal District took as its base the design for Metro Line A. Based on this, the Consortium carried out its studies, calculations, designs, and fabrication of the different materials and equipment that actually make up the Line 12 railway system. Consequently, the system of ways was designed and built with the same characteristics and specifications as Line A.

C. The STC determined the route of Line 12, and defined the basic engineering for the railway system. The executive project was approved in the working groups that were carried out with the PMDF and STC, with the participation of the supervising companies.

D. The STC directly supervised the selection of the rails and participated in the visits to the European providers, certifying compliance with procedures and fabrication guarantees required by the PMDF and the STC’s authorized specifications.

E. In December 2009, the STC made its decision on the purchase of the trains. The Consortium does not have knowledge of the criteria used in the selection of the trains, nor was it provided technical information regarding the same.

F. The train selected for Line 12 is very different from the one used on Line A. The most important changes regard the dimensions, weight, and number of cars; the distance between axles and the profile and characteristics of the wheels. It should be noted that, after 22 years of operation, Line A has not suffered any of the damages that Line 12 is now showing.

G. The Consortium was made known of some of the technical characteristics of the train selected by the STC in March 2012, only three months prior to the arrival of the trains and with the railways in the process of completion.

H. On September 3, 2013, the Consortium presented a document to the STC on the damages that the ways suffered as a result of the passage of the trains.

I. The maintenance program established by the Consortium could not be carried out as specified in the Manual. The delay resulted from the fact that the STC did not permit the Consortium to have access to the system of railways for 4 months.

J. Maintenance work could not be restarted until August 2013, resulting in a high level of deterioration in the ways. Given that the Consortium’s contract ended in October 2013, the Consortium was only able to carry out emergency maintenance during August, September, and October 2013.

K. On December 13, 2013, having completed the contractual commitment for maintenance, the Consortium presented a new proposal focused on a definitive solution to stop the accelerated deterioration of the system of railways.

The ICA-Carso-Alstom Consortium concludes, that while the problem of Line 12 was outside the scope of our contract, we reaffirm our commitment to be part of the solution and to do everything in our power to collaborate with the authorities in the prompt reestablishment of service on Metro Line 12.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico’s largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

For more information contact:

Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx Rebeca Avalos rebeca.avalos@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero
Name:	Gabriel de la Concha Guerrero
Title:	Chief Investment Officer